INSPIRE MEDICAL SYSTEMS, INC.

9700 63rd Ave. N., Suite 200

Maple Grove, Minnesota 55369

April 30, 2018

VIA EDGAR Transmission

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:                             Inspire Medical Systems, Inc.
Registration Statement on Form S-1
Filed on April 6, 2018, as amended on April 23, 2018
File No. 333-224176

Dear Ms. Ravitz:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Inspire Medical Systems, Inc. (the “Company”) so that it will become effective on May 2, 2018, at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Lindsey Mills at (212) 906-1890, to provide notice of effectiveness or if you have any other questions or concerns regarding this matter.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

Inspire Medical Systems, Inc.

By:	/s/ Timothy P. Herbert
Timothy P. Herbert
Chief Executive Officer and President

cc: (via email)

B. Shayne Kennedy, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

[Signature Page to Acceleration Request]